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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB
             [ ] Form N-SAR

For Period Ended: December 31, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CT Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

3811 Turtle Creek Boulevard, Suite 770
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75219-4421
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Company has proposed a spinoff distribution to its shareholders of Citadel Security Software Inc. (Citadel). Citadel received additional comments from the SEC on Friday, March 30, 2002

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regarding the Form 10-SB that it filed with respect to the spinoff. As a result, the Company is reviewing the SEC comments to determine the impact, if any, and to conform its disclosures in Form 10-KSB accordingly, and therefore is unable to complete its Form 10-KSB within the prescribed period without unreasonable effort and expense. The Company anticipates that it will file its Form 10-KSB within the statutory fifteen day period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Steven B. Solomon          (214)            520-9292
(Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company has announced a spinoff distribution of its Citadel Security Software Inc. business (subject to SEC effectiveness of Citadel's related registration statement), resulting in the treatment of that business as discontinued operations for accounting purposes. As a result, the results of continuing operations of CT Holdings will no longer include results from the Citadel business.

CT Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2002

By       /s/ Steven B. Solomon
         Steven B. Solomon
         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.